December 15, 2006

Mail Stop 4561

By U.S. Mail and facsimile to (412) 762-4507

Richard J. Johnson
Chief Financial Officer
PNC Financial Services Group, Inc.
One PNC Plaza
249 Fifth Avenue
Pittsburgh, Pennsylvania 15222-2707

Re: PNC Financial Services Group, Inc.
Form 10-K filed March 15, 2006
File No. 001-09718

Dear Mr. Johnson:

We have reviewed your response letter dated November 16, 2006 and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Note 3, Variable Interest Entities, page 78

1.   We refer to your response to Comment 1 regarding the restructuring of the Market Street ABCP conduit through the issuance of a subordinated note to a third party which resulted in its deconsolidation since the Company was no longer considered its primary beneficiary under FIN46R.   Based on your response, in future periodic filings please revise this footnote to include the following information:

- discuss the business purpose of the restructuring of the Market Street conduit in October 2005 through the issuance of the expected loss note, considering this note is a new variable interest to third parties that triggered a reconsideration event for determining the primary beneficiary under paragraph 15 of FIN46R;

- state the quantitative basis for the conclusion by the Company that it is no longer the primary beneficiary of Market Street based on the revaluation results that showed the Company will absorb only 49% of the expected losses, as opposed to 51% of the expected losses that are to be absorbed by the other variable interest holder;

- describe any likely additional reconsideration events that could trigger a revaluation under paragraph 15 of FIN46R as to who is the primary beneficiary of Market Street and therefore affect the Company's decision to consolidate Market Street in the future; and

- disclose that approximately 27% of your liquidity facilities require the Company to fund for defaulted assets, state the estimated maximum dollar amount of defaulted assets that you may be required to fund and the nature of the triggering events based on the contractual provisions of the liquidity facilities for which you would be liable for funding.

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Closing Comments

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and responses to our comments.

You may contact Edwin Adames (Senior Staff Accountant) at (202) 551-3447 or me at (202) 551-3492 if your have any questions regarding these comments.

Sincerely,

John P. Nolan
Accounting Branch Chief